UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Insignia Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45765Y204

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PORTUGAL, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 134,355
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 134,355
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Mr. Lazar were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted. The aggregate purchase price of the 134,355 Shares directly beneficially owned by David Lazar is approximately $1,035,143, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,796,506 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022.

A.	Mr. Lazar

(a)	As of the close of business on November 25, 2022, Mr. Lazar directly beneficially owned 134,355 Shares.

Percentage: Approximately 7.5%

(b)	1. Sole power to vote or direct vote: 134,355
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 134,355
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2022

/s/ David E. Lazar
DAVID E. LAZAR

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares Purchased	Price Per Share($)	Date of Purchase

DAVID E. LAZAR

Purchase of Common Stock	24,800	7.3862[1]	11/22/2022
Purchase of Common Stock	19,000	7.9510[2]	11/23/2022

[1]	Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $6.9000 to $7.7473, inclusive. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.
[2]	Represents a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $7.6750 to $8.1399, inclusive. The Reporting Person undertakes to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

Sch. A-1